Exhibit 1.01

Conflict Minerals Report

Section 1 - Introduction

Forum Energy Technologies, Inc. (“Forum,” or the “Company”) is committed to sourcing materials in a responsible manner. The Company has implemented policies and procedures to ensure compliance with applicable laws, including the Securities and Exchange Commission’s (the “SEC”) final rule implementing Section 1502 of the Dodd Frank Wall Street Reform and Consumer Protection Act of 2010. The Company’s efforts related to conflict minerals are also aligned with the work of the Electronic Industry Citizenship Coalition® (“EICC”) and Global e-Sustainability Initiative (“GeSI”). The EICC’s and GeSI’s work includes the Conflict-Free Smelter Program and the Conflict Minerals Reporting Template (the “Conflict Minerals Questionnaire”). In accordance with Rule 13p-1, the Company undertook due diligence efforts for two of its six product lines to determine whether materials necessary to the functionality or production of its products are “DRC conflict free.”

Section 2 - Due diligence framework and determination

The Company designed its due diligence measures to materially conform with the internationally recognized due diligence framework set forth in the Organization for Economic Cooperation and Development (the “OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Framework”).

Section 3 - Due diligence measures undertaken

In conformance with the OECD Framework, the Company undertook the following due diligence measures:

Governance

In February 2014, Forum established a Conflict Minerals Policy and has implemented its Conflict Minerals Manual in furtherance of Forum’s efforts in this area. The Conflict Minerals Manual specifically sets out the due diligence steps and actions taken by Forum, and provides guidance for ongoing due diligence.

Product Line Applicability

In an effort to improve the number and quality of supplier responses, and establish direct communication with suppliers to garner an improved understanding of the applicable SEC rules and regulations, Forum chose to focus on four of its product lines during the 2014 assessment period, leaving the remaining product lines for the 2015 assessment period. During 2015, Forum’s surface production and process equipment, and subsea technologies product lines reviewed their materials, parts, products and/or product families to determine whether tin, tantalum, tungsten or gold (collectively, “3TG”) are present in any such items and necessary to the functionality thereof. The Company established a process for identifying and determining the presence of 3TG in each product line’s product list. Once the products and/or product families were identified, each of the product lines developed a supplier list for each piece of material, part, product and/or product family identified as containing or that may contain 3TG.

Supplier Engagement

The Company sent each supplier identified in the product line applicability procedure the EICC GeSI Conflict Mineral Reporting Template, along with a communication providing instructions and requesting information regarding such supplier’s current conflict minerals status and compliance. The Company surveyed a total of 383 suppliers during its 2015 due diligence effort. Responses from a total of 186 suppliers, or approximately 49% of the suppliers surveyed, were received, an improvement in the supplier responses received by the Reviewed Product Lines as compared to their prior assessment. In addition, the Company distributed supplemental communications to certain suppliers in order to develop a greater depth of understanding of the Company’s Conflict Minerals program.

Supplier Response Review and Analysis of Red Flags

Each of the Company’s product lines reviewed its respective supplier responses to determine if each supplier’s materials, parts, or products provided to the Company contain 3TG that is sourced from conflict-affected regions of the world, including the Democratic Republic of Congo. As part of the Company’s review process, criteria were established and utilized to review supplier responses. The Company believes the established criteria benefited the Company by ensuring the reliability of each supplier’s responses.

Section 4 - Independent audit

The Company is not required to obtain an independent private sector audit at this time.

Section 5 - Next steps

The Company will continue to review its manual, policies and procedures for the upcoming reporting year to obtain improved supplier responsiveness. For the 2016 assessment period, the Company will focus on all of its product lines to review and ensure updates are provided to responses from previous years. The Company will continue to strive to obtain a higher percentage of supplier responses, including distributing frequently asked questions, training pamphlets, and establishing direct communication with suppliers to ensure their understanding of the applicable SEC rules and regulations.

Section 6 - Limitations

Given that we are a downstream user of 3TG, we must rely on the representations and information provided by our suppliers and other third parties within our supply chain. As a result, incomplete or inaccurate information provided by our suppliers or by a smelter or refiner could affect the accuracy or completeness of the information contained in this Conflict Minerals Report.

Note also that many suppliers provided responses with information based on a company or divisional level, rather than a product-level specific to the materials and components we use. As such, we are unable to confirm whether particular smelters or refining facilities supplied 3TG in materials or components for our products.